Exhibit 99.1

>	NICE Systems Limited	>	T 972 9 775 3777	F 972 9 743 4282	>	Insight from Interactions
	8 Hapnina Street POB 690		E info@nice.com
Ra’anana 43107 Israel

NICE Reports First Quarter 2010 Results; Achieves 17%
Year-over-Year Non-GAAP Revenue Growth and Record Backlog

Company invites institutional investors and analysts to its Investor and Analyst Day

Ra’anana, Israel, May 11, 2010 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced results for the first quarter ending March 31, 2010.

First Quarter 2010 non-GAAP Highlights Include:
•	Revenues increased 17% year-over-year to $163 million
•	Earnings per fully diluted share increased to $0.38, up from $0.35 in the first quarter of 2009
•	Record first quarter bookings with 40% year-over-year growth; book-to-bill greater than 1 and backlog reaches new record
•	Company raises its preliminary annual guidance provided in February 2010

Zeevi Bregman, President and Chief Executive Officer, NICE Systems commented: “In the first quarter of 2010, NICE successfully demonstrated solid performance as we achieved results exceeding our expectations in most parameters. Although the first quarter is traditionally a seasonally softer quarter in our industry, we achieved significant year-over-year growth in bookings, and ended the quarter with a record backlog. NICE continues to benefit from the market trends that position the company for future growth. Organizations are facing an ever-growing amount of data related to customer interactions, transactions and surveillance. To better understand their customers, and enhance business performance, ensure compliance with the growing number of regulations, and enable safety and security, they seek solutions to help capture, manage, analyze and act in real-time. We believe that with our large install base and intent-based business solutions, NICE is best positioned to leverage on these market trends.”

“These positive factors, led us to raise our preliminary guidance for 2010,” Mr. Bregman concluded.

Financial Highlights for the First Quarter Ended March 31, 2010:

Revenues: First quarter 2010 non-GAAP revenues reached $162.6 million, up 17% from $139.2 million in the first quarter of 2009.

Gross Profit: First quarter non-GAAP gross profit increased to $104.2 million, or 64.1% gross margin, up from $88.0 million, or 63.2% in the first quarter of 2009.

Operating Income: First quarter non-GAAP operating income increased to $27.1 million, or 16.6% operating margin, up from $23.3 million and compared to 16.8% in the first quarter of 2009.

Net Income: First quarter 2010 non-GAAP net income reached $24.2 million, up from $21.4 million, in the first quarter of 2009.

Earnings Per Fully Diluted Share: Non-GAAP earnings per fully diluted share in the first quarter were up at $0.38 from $0.35 in the first quarter of 2009.

GAAP Financial Highlights for the First Quarter Ended March 31, 2010:

Revenues: First quarter 2010 revenues increased to $159.9 million, up 15% from $139.2 million in the first quarter of 2009.

Gross Profit: First quarter gross profit increased to $95.3 million, or 59.6% gross margin, up from $83.1 million and compared to 59.7% gross margin in the first quarter of 2009.

Operating Income: First quarter operating income was $6.1 million, compared to $10.2 million in the first quarter of 2009.

Net Income: First quarter 2010 net income was $6.1 million, compared to $10.6 million in the first quarter of 2009.

Earnings Per Fully Diluted Share: Earnings per fully diluted share in the first quarter were $0.09, compared to $0.17 per share, for the first quarter of 2009.

Operating Cash Flow and Cash Balance: First quarter 2010 operating cash flow was $30.5 million. Total cash and equivalents as of March 31, 2010 were $564.3 million, with no debt.

Updated Fiscal Year 2010 and introduction of Second Quarter Guidance:

The Company is updating its guidance for fiscal year 2010 and introduces second quarter 2010 guidance. Non-GAAP revenue for the full year is expected to be between $665 and $680 million, and non-GAAP EPS guidance, on a fully diluted basis, is expected to be in the range of $1.67 and $1.75. Non-GAAP revenue for the second quarter 2010 is expected to be between $164 and $170 million, and non-GAAP EPS, on a fully diluted basis, is expected to be in the range of $0.38 and $0.42.

5th Annual Investor and Analyst Day

NICE management will host its annual Institutional Investor and Analyst Day in New York City, on Tuesday, May 25, 2010, 8:30 am to 1:30 pm EST. For further details on the event please click on the event banner on our website at www.nice.com or email us at ir@nice.com.

Quarterly Results Conference Call

NICE management will host a teleconference, today, May 11 17, 2010 at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the call: United States +1-888-407-2553 or +1-888-668-9141, International +972-3- 9180609, Israel 03- 9180609. This call will be webcast live on http://www.nice.com at http://www.nice.com/investor_relations/calendar.php. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States  +1-888- 295-2634, International +972-3-9255927, Israel 03-925 5927.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications.  NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies.  More information is available at http://www.nice.com/.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2009	2010
	Unaudited	Unaudited

Revenue
Product	$68,617	$75,081
Services	70,543	84,840
Total revenue	139,160	159,921

Cost of revenue
Product	20,206	26,042
Services	35,901	38,606
Total cost of revenue	56,107	64,648

Gross profit	83,053	95,273

Operating Expenses:
Research and development, net	18,476	22,227
Selling and marketing	34,054	42,591
General and administrative	16,738	19,652
Amortization of acquired intangible assets	3,605	4,731
Total operating expenses	72,873	89,201

Operating income	10,180	6,072

Financial income, net	2,790	1,863
Other expenses, net	(47)	(34)

Income before taxes on income	12,923	7,901
Taxes on income	2,302	1,823

Net income	$10,621	$6,078

Basic earnings per share	$0.17	$0.10

Diluted earnings per share	$0.17	$0.09

Weighted average number of shares outstanding used to compute:

Basic earnings per share	60,905	62,513
Diluted earnings per share	61,564	64,338

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter Ended March 31,
	2009	2010
GAAP revenues	$139,160	$159,921
Valuation adjustment on acquired deferred product revenue	-	491
Valuation adjustment on acquired deferred service revenue	80	2,187
Non-GAAP revenues	$139,240	$162,599

GAAP cost of revenue	$56,107	$64,648
Amortization of acquired intangible assets on cost of product	(4,074)	(5,443)
Valuation adjustment on acquired deferred cost of services	-	219
Cost of product revenue adjustment (1,2)	(115)	(102)
Cost of services revenue adjustment (1,2)	(682)	(905)
Non-GAAP cost of revenue	$51,236	$58,417

GAAP gross profit	$83,053	$95,273
Gross profit adjustments	4,951	8,909
Non-GAAP gross profit	$88,004	$104,182

GAAP operating expenses	$72,873	$89,201
Research and development (1,2,3)	(1,403)	(1,419)
Sales and marketing (1,2)	(2,079)	(1,750)
General and administrative (1,2,3)	(1,130)	(3,644)
Amortization of acquired intangible assets	(3,605)	(4,731)
Acquisition related expenses	-	(537)
Non-GAAP operating expenses	$64,656	$77,120

GAAP finance & other income (expense)	$2,743	$1,829
Re-organization expenses	52	-
Non-GAAP finance & other income (expense)	$2,795	$1,829

GAAP taxes on Income	$2,302	$1,823
Tax adjustments re non-gaap adjustments	2,490	2,901
Non-GAAP taxes	$4,792	$4,724

GAAP net income	$10,621	$6,078
Valuation adjustment on acquired deferred revenue	80	2,678
Valuation adjustment on acquired deferred cost of sales	-	(219)
Amortization of acquired intangible assets	7,679	10,174
Acquisition related compensation expense (3)	306	311
Share-based compensation (1)	2,942	5,705
Re-organization expenses (2)	2,213	1,804
Acquisition related expenses	-	537
Tax adjustments re non-gaap adjustments	(2,490)	(2,901)
Non-GAAP net income	$21,351	$24,167

GAAP diluted earnings per share	$0.17	$0.09

Non-GAAP diluted earnings per share	$0.35	$0.38

Shares used in computing US GAAP diluted earnings per share (in thousands)	61,564	64,338

Shares used in computing Non-GAAP diluted earnings per share (in thousands)	61,550	64,338

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

		Quarter Ended March 31,
		2009	2010
	Cost of product revenue	$(114)	$(102)
	Cost of service revenue	(362)	(619)
	Research and development	(244)	(1,108)
	Sales and marketing	(1,278)	(1,243)
	General and administrative	(944)	(2,633)
		$(2,942)	$(5,705)

(2)	Re-organization expenses

		Quarter Ended March 31,
		2009	2010
	Cost of product revenue	$(1)	$-
	Cost of service revenue	(320)	(286)
	Research and development	(991)	-
	Sales and marketing	(801)	(507)
	General and administrative	(48)	(1,011)
	Other expense	(52)	-
		$(2,213)	$(1,804)

(3)	Acquisition related compensation expense

		Quarter Ended March 31,
		2009	2010
	Research and development	$(168)	$(311)
	General and administrative	(138)	-
		$(306)	$(311)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2009	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$214,811	$165,292
Short-term investments	108,850	123,058
Trade receivables	102,147	86,589
Other receivables and prepaid expenses	23,887	26,080
Inventories	14,445	13,673
Deferred tax assets	8,181	8,523

Total current assets	472,321	423,215

LONG-TERM ASSETS:
Marketable securities	224,828	275,917
Other long-term assets	29,314	28,956
Property and equipment, net	22,052	21,623
Other intangible assets, net	156,664	158,210
Goodwill	494,498	498,695

Total long-term assets	927,356	983,401

TOTAL ASSETS	$1,399,677	$1,406,616

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$26,342	$15,893
Accrued expenses and other liabilities	261,519	265,665

Total current liabilities	287,861	281,558

LONG-TERM LIABILITIES:
Deferred tax liabilities	25,899	23,291
Other long-term liabilities	23,163	23,394

Total long-term liabilities	49,062	46,685

SHAREHOLDERS' EQUITY	1,062,754	1,078,373

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,399,677	$1,406,616

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended
	March 31,
	2009	2010
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$10,621	$6,078
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,944	13,599
Stock based compensation	2,942	5,705
Excess tax shortfall (benefit) from share-based payment arrangements	29	(187)
Accrued severance pay, net	(562)	(365)
Amortization of discount (premium) and accrued interest on marketable securities	226	(28)
Gain on marketable securities sold, called or impaired	(712)	(535)
Deferred taxes, net	(2,453)	(2,667)
Decrease in trade receivables	17,745	15,971
Increase in other receivables and prepaid expenses	(1,096)	(1,568)
Decrease in inventories	1,317	573
Decrease in trade payables	(7,007)	(10,366)
Increase (decrease) in accrued expenses and other liabilities	(440)	4,259
Other	401	63

Net cash provided by operating activities	31,955	30,532

Cash flows from investing activities:

Purchase of property and equipment	(2,541)	(2,555)
Proceeds from sale of property and equipment	4	-
Investment in marketable securities	(65,492)	(126,875)
Proceeds from maturity, call and sale of marketable securities	45,671	40,807
Investment in short-term bank deposits	(17,000)	-
Proceeds from short-term bank deposits	44,036	21,018
Capitalization of software development costs	(187)	(306)
Purchase of intangible assets	(1,000)	-
Payments for acquisitions	(10)	(21,065)

Net cash provided by (used in) investing activities	3,481	(88,976)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	2,835	9,132
Excess tax benefit (shortfall) from share-based payment arrangements	(29)	187

Net cash provided by financing activities	2,806	9,319

Effect of exchange rate changes on cash	(392)	(394)

Increase (decrease) in cash and cash equivalents	37,850	(49,519)
Cash and cash equivalents at beginning of period	144,376	214,811

Cash and cash equivalents at end of period	$182,226	$165,292